FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 8, 2007

Commission File Number     001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Reports 4Q2006 and Full Year Results”, dated February 8, 2007.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Fourth Quarter 2006 Results”, dated February 8, 2007

3.	Press release entitled, “ AU Optronics January 2007 Sales Total at NT$28.5 Billion”, dated February 8, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 8, 2007	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Reports 4Q2006 and Full Year Results

Issued by: AU Optronics Corp.
Issued on: February 8, 2007

Hsinchu, Taiwan, February 8, 2007 –

     AU Optronics Corp. ("AUO"or the "Company") (TAIEX: 2409; NYSE: AUO) today announced unaudited results for 4Q 2006 and the FY 2006. For the fourth quarter ended December 31, 2006, AUO’s consolidated revenue reached NT$94.6 billion (*US$2.9 billion), net income NT$1.7 billion (US$51 million), and basic EPS NT$0.19 per common share (US$0.06 per ADS unit).

Fourth Quarter Results

AUO reported the following unaudited consolidated results for the fourth quarter:

  Revenues up 32.7% QoQ to NT$94.6 billion
  Net income of NT$1.7 billion
  Earnings per share (basic EPS) of $0.19 per common share (US$0.06 per ADS)
  Gross margin of 8.1%
  Operating margin of 3.0%

     The 4Q2006 panel shipments of large-sized panels were in accordance with the Company’s guidance revised on December 7, 2006, and both broke the historical records. Shipments of large-sized panels increased 31.7% to 16.6 million from 3Q, and reached a remarkable YoY growth of 72.9% . In the mean time, shipments of small- to medium-sized panels amounted to 24.5 million with a 17.7% increase from 3Q, up 54.1% from a year earlier.

Full Year Results

     For the full year of 2006, consolidated revenue reached NT$293.1 billion (US$9.0 billion), net income NT$9.1 billion (US$279 million), and basic EPS NT$1.41 per common share (US$0.43 per ADS). The large-sized panel shipment grew a 59.1% YoY to 48.8 million units; while the small- to medium- sized panel shipment posted a 46.6% YoY increase to 79.2 million units.

     “After the completion of merger with Quanta Display Inc. (QDI), the loss of QDI for the previous two quarters of 2006 has been turned around through the better product integration and cost structure, even though we amended the rate of fab loading in 4Q because of an early sign of controlling year end inventory from some of our customers,” said Mr. Max Cheng, Vice President and Chief Financial Officer of AUO. “Additionally, we posted little profit gain and maintained a stable EBITDA margin for the fourth quarter and reached the gross margin of 8.1% and operating margin of 3.0%, which is able to

2

show our determination to increase profitability through merger synergies.”

*Amounts converted by an exchange rate of NTD32.59:USD1 as of December 31, 2006.

#           #           #

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the top three largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.7%* of global market share with revenues of NT$293.1billion (US$9.0bn)* in 2006. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5 -generation) fabrication facility production started mass production in the fourth quarter of 2006. The Company currently operates one 7.5 -generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5 -generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5”-46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT-LCD Shipment Report dated November 2, 2006. (AUO market share = pre-merger AUO market share + QDI market share) This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2006 year end revenue converted by an exchange rate of NTD32.59:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 1st, 2006.

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730 Email:yawen.hsiao@auo.com

Item 2

AU Optronics Corp.
Fourth Quarter 2006 Results
Investor Conference

2006

February 8, 2007

                                                                             AUO

Safe Harbor Notice

The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and
Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on
AU Optronics' current expectations.

Actual results may differ materially from those expressed or imp lied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry;
our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended December 31, 2005 filed with the United States Securities and Exchange Commission.

                                                                                                  AUO
                                           Consolidated Income Statement

Amount: NT$ Million Except Per Share Data

                                     4Q06(a)              3Q06           Q0Q%              4Q'05
                                ---------------    ----------------     ------      ------------------
Net Sales                        94,646   100.0%    71,313    100.0%      32.7%      72,799     100.0%
Cost of Goods Sold              (87,000)  (91.9%)  (65,375)   (91.7%)     33.1%     (56,616)    (77.8%)
Gross Profit                      7,646     8.1%     5,938      8.3%      28.8%      16,184      22.2%
Operating Expenses               (4,819)  (5.1%)    (3,862)    (5.4%)     24.8%      (3,693)     (5.1%)
Operating Income                  2,827     3.0%     2,075      2.9%      36.2%      12,490      17.2%
Net Non-operating Expenses         (914)   (1.0%)   (1,364)    (1.9%)    (33.0%)       (554)     (0.8%)
Income before Tax                 1,913     2.0%       711      1.0%     169.0%      11,936      16.4%
Net Income                        1,659     1.8%       613      0.9%     170.7%      11,465      15.7%
Basic EPS (NT$)(b)                 0.19               0.10                              -        2.02
------------------------------------------------------------------------------------------------------
Operating Income + D&A           21,830    23.1%    13,871     19.5%      57.4%      22,791      31.3%
------------------------------------------------------------------------------------------------------
Unit Shipments (MN)(c)
Large Size Panels                  16.6               12.6                31.7%                   9.6
Small & Medium Size Panels         24.5               20.8                17.7%                  15.9
-----------------------------------------------------------------------------------------------------
- Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(a)  AUO completed its merger with QDI on October 1, 2006.
(b)  Basic EPS were calculated based on total weighted average outstanding shares of 6,467 million shares , 6,094 million shares and 5,639 million shares respectively for 4Q'06, 3Q'06 and 4Q’05, including retroactive adjustment of stock dividend and stock bonus
(c)  Large size refers to panels that are 10 inches and above

Consolidated Income Statement
– Pro-forma Basis

Amount : NT$ Million

	AUO 4Q'06		AUO+QDI 3Q'06		QoQ %
Net Sales	94,646	100.0%	86,742	100.0%	9.1%
Cost of Goods Sold	(87,000)	(91.9%)	(86,037)	(99.2%)	1.1%
Gross Profit	7,646	8.1%	706	0.8%	983.7%
Operating Expenses	(4,819)	(5.1%)	(4,637)	(5.3%)	3.9%
Operating Income (Loss)	2,827	3.0%	(3,931)	(4.5%)	–
Net Non-operating Expenses	(914)	(1.0%)	(1,730)	(2.0%)	(47.2%)
Income (Loss) before Tax	1,913	2.0%	(5,662)	(6.5%)	–
Net Income (Loss)	1,659	1.8%	(5,760)	(6.6%)	–
Operating Income + D&A	21,830	23.1%	13,640	15.7%	60.0%
Unit Shipments (MN)[(b)]					
Large Size Panels	16.6		16.2		2.5%
Small & Medium Size Panels	24.5		20.8		17.5%

– Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(a) AUO completed its merger with QDI on October 1, 2006.
(b) Large size refers to panels that are 10 inches and above

4

Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

	FY 2006[a]		FY 2005		YoY %
Net Sales	293,107	100.0%	217,388	100.0%	34.8%
Gross Profit	29,850	10.2%	29,848	13.7%	0.0%
Operating Income	14,216	4.9%	16,989	7.8%	(16.3%)
Income before Tax	10,200	3.5%	16,095	7.4%	(36.6%)
Net Income	9,103	3.1%	15,627	7.2%	(41.7%)
Basic EPS (NT$)[b]	1.41		2.77		(49.2%)
Operating Income+D&A	66,977	22.9%	51,482	23.7%	30.1%
ROE	5.1%		10.9%		(53.4%)
Unit Shipment (MN)[c]					
Large Size Panels	48.8		30.7		59.1%
Small & Medium Size Panels	79.2		54.0		46.6%

– Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(a) AUO completed its merger with QDI on October 1, 2006.
(b) Basic EPS were calculated based on total weighted average outstanding shares of 6,467 million shares and 5,639 million shares respectively for 2006 and 2005.
(c) Large size refers to panels that are 10 inches and above

5

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	4Q'06 [a]	3Q'06	QoQ %	4Q'05
Cash & ST Investment	45,774	29,292	*56.3%*	27,850
Inventory	42,444	28,168	*50.7%*	19,167
Short Term Debt [b]	45,619	14,928	*205.6%*	9,833
Long Term Debt	179,389	116,223	*54.3%*	83,940
Equity	231,078	161,460	*43.1%*	155,819
Total Assets	578,256	379,646	*52.3%*	329,796

	4Q'06	3Q'06	4Q'05
Inventory Turnover (Days) [c]	44	38	28
Debt to Equity	97.4%	81.2%	60.2%
Net Debt to Equity	78.4%	64.2%	43.3%

– Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(a) AUO completed its merger with QDI on October 1, 2006.
(b) Short term debt refers to all interest bearing debt maturing within one year
(c) Annualized, calculated by dividing the average inventory into the cost of goods sold during such period, then multiplying by 365 days

6

Consolidated Cash Flow Highlights

Amount : NT$ Million

	4Q'06[(a)]	3Q'06	*QoQ*	FY 2006[(a)]
From Operating Activities	**29,507**	**10,312**	***15,237***	**68,585**
Net Profit	1,651	612	*1,162*	9,093
Depreciation & Amortization	19,002	11,795	*7,193*	52,761
From Investing Activities	**(10,080)**	**(29,307)**	***22,818***	**(83,189)**
Capital Expenditure	(22,944)	(21,481)	*(1,402)*	(87,235)
Cash proceeds from QDI acquisition	14,473	0	*14,473*	14,473
From Financing Activities	**(2,991)**	**26,673**	***(29,291)***	**32,312**
Net Change in Debt	(2,979)	28,790	*(31,396)*	34,323

– Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(a) AUO completed its merger with QDI on October 1, 2006.

7

                                                                             AUO
                     Consolidated Revenues by Application

- Unaudited, prepared by AU Optronics Corp. on a consolidated basis

Capacity by Fab

Fab	Substrate Size (mm)	12/2006 Capacity [a]	3/2007 (F) Capacity [a]
L3A (G3.5)	610 x 720	40,000	40,000
L3B (G3.5)	610 x 720	20,000 LTPS	20,000 LTPS
L3C (G3.5)	600 x 720	60,000	60,000
L3D (G3.5)	620 x 750	50,000	35,000 [b]
L4A (G4.0)	680 x 880	60,000	60,000
L5A (G5.0)	1100 x 1250	50,000	50,000
L5B (G5.0)	1100 x 1300	70,000	70,000
L5C (G5.0)	1100 x 1300	120,000	120,000
L5D (G5.0)	1100 x 1300	70,000	70,000
L6A (G6.0)	1500 x 1850	120,000	120,000
L6B (G6.0)	1500 x 1850	60,000	60,000
L7A (G7.5)	1950 x 2250	10,000	20,000

(a) Capacity based on monthly glass substrate input
(b) Commencing conversion to LTPS

12

AUO

                                  www.auo.com
                                  ir@auo.com

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	December 31, 2006				December 31, 2005		YoY

ASSETS	USD	NTD		%	NTD	%	Change	%

Cash and Cash Equivalents	1,348	43,926		7.6	26,263	8.0	17,662	67.3
Available-for-sale Financial Assets - Current	57	1,849		0.3	1,587	0.5	262	16.5
Notes & Accounts Receivable	1,775	57,831		10.0	42,615	12.9	15,216	35.7
Inventories	1,302	42,444		7.3	19,167	5.8	23,277	121.4
Other Current Financial Assets	34	1,111		0.2	1,114	0.3	(4)	(0.3)
Other Current Assets	177	5,766		1.0	5,094	1.5	672	13.2

Total Current Assets	4,692	152,927		26.4	95,841	29.1	57,086	59.6

Long-term Investments	380	12,397		2.1	5,318	1.6	7,080	133.1

Fixed Assets	16,056	523,252		90.5	314,056	95.2	209,195	66.6
Less Accumulated Depreciation	(4,348)	(141,701)		(24.5)	(92,929)	(28.2)	(48,771)	52.5

Net Fixed Assets	11,708	381,551		66.0	221,127	67.0	160,424	72.5

Other Assets	963	31,381		5.4	7,511	2.3	23,870	317.8

Total Assets	17,743	578,256		100.0	329,796	100.0	248,459	75.3

LIABILITIES

Short-term Borrowings	114	3,729		0.6	0	-	3,729	-
Accounts Payable	2,343	76,363		13.2	50,519	15.3	25,843	51.2
Current Installments of Long-term Borrowings	1,285	41,890		7.2	9,833	3.0	32,057	326.0
Other Current Liabilities	1,395	45,463		7.9	29,506	8.9	15,957	54.1

Total Current Liabilities	5,138	167,445		29.0	89,858	27.2	77,587	86.3

Long-term Borrowings	4,659	151,829		26.3	71,940	21.8	79,888	111.0
Bonds Payable	846	27,560		4.8	12,000	3.6	15,560	129.7
Other Long-term Liabilities	11	344		0.1	178	0.1	166	92.9

Total Liabilities	10,653	347,178		60.0	173,977	52.8	173,201	99.6

SHAREHOLDERS' EQUITY

Common Stock	2,324	75,734		13.1	58,305	17.7	17,429	29.9
Capital Surplus	3,396	110,680		19.1	57,664	17.5	53,015	91.9
Retained Earnings	1,350	43,992		7.6	39,673	12.0	4,318	10.9
Cumulative Translation Adjustments	9	306		0.1	59	0.0	247	416.5
Treasury Stock	(0)	(4)	-	0.0	0	-	(4)	-
Unrealized Gain/Loss on Financial Products	1	28		0.0	0	-	28	-
Minority Interest	10	342		0.1	117	0.0	225	191.6

Total Shareholders' Equity	7,090	231,078		40.0	155,819	47.2	75,258	48.3

Total Liabilities & Shareholders' Equity	17,743	578,256		100.0	329,796	100.0	248,459	75.3

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP (2) Amounts in New Taiwan Dollars were translated into US Dollars at the exchange rate of NTD 32.59 per USD as of December 31, 2006

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENTS
For the Three Months Ended December 31, September 30, 2006 and December 31, 2005
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison

	4Q 2006		% of	4Q 2005	YoY	4Q 2006		% of	3Q 2006	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	2,904	94,646	100.0	72,799	30.0	2,904	94,646	100.0	71,313	32.7
Cost of Goods Sold	2,670	87,000	91.9	56,616	53.7	2,670	87,000	91.9	65,375	33.1

Gross Profit	235	7,646	8.1	16,184	(52.8)	235	7,646	8.1	5,938	28.8

Operating Expenses
SG&A	112	3,651	3.9	2,555	42.9	112	3,651	3.9	2,745	33.0
R&D	36	1,168	1.2	1,138	2.6	36	1,168	1.2	1,117	4.6

	148	4,819	5.1	3,693	30.5	148	4,819	5.1	3,862	24.8

Operating Income	87	2,827	3.0	12,490	(77.4)	87	2,827	3.0	2,075	36.2

Net Non-Operating Income (Expenses)	(28)	(914)	(1.0)	(554)	64.9	(28)	(914)	(1.0)	(1,364)	(33.0)

Income before Income Tax	59	1,913	2.0	11,936	(84.0)	59	1,913	2.0	711	169.0

Income Tax Benefit (Expense)	(8)	(263)	(0.3)	(473)	(44.5)	(8)	(263)	(0.3)	(99)	165.5

Minority Interest in Net Loss (Income)	0	8	0.0	2	277.7	0	8	-	0	1,687.7

Net Income	51	1,659	1.8	11,465	(85.5)	51	1,659	1.8	613	170.7

Basic Earnings Per Share	0.01	0.19		2.02		0.01	0.19		0.10

Basic Earnings Per ADS(3)	0.06	1.86		20.25		0.06	1.86		1.01

Weighted Average Number		6,467		5,639			6,467		6,094

of Shares Outstanding (Million)

Note:

(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amounts in New Taiwan Dollars were translated into US Dollars at the exchange rate of NTD 32.59 per USD as of December 31, 2006
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENTS
For the Year Ended December 31, 2006 and 2005
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison

	2006		% of	2005	YoY
	USD	NTD	Sales	NTD	Chg %

Net Sales	8,994	293,107	100.0	217,388	34.8
Cost of Goods Sold	8,078	263,256	89.8	187,540	40.4

Gross Profit	916	29,850	10.2	29,848	0.0

Operating Expenses
SG&A	334	10,871	3.7	7,977	36.3
R&D	146	4,763	1.6	4,882	(2.4)

	480	15,634	5.3	12,859	21.6

Operating Income	436	14,216	4.9	16,989	(16.3)

Net Non-Operating Income (Expenses)	(123)	(4,016)	(1.4)	(894)	349.2

Income before Income Tax	313	10,200	3.5	16,095	(36.6)

Income Tax Benefit (Expense)	(33)	(1,068)	(0.4)	(473)	125.7

Changes in Accounting Principles	(1)	(39)	(0.0)	0	-

Minority Interest in Net Loss (Income)	(0)	(10)	(0.0)	(6)	72.2

Net Income	279	9,103	3.1	15,627	(41.7)

Basic Earnings Per Share	0.04	1.41		2.77

Basic Earnings Per ADS(3)	0.43	14.08		27.71

Weighted Average Number		6,467		5,639

of Shares Outstanding (Million)

Note:

(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amounts in New Taiwan Dollars were translated into US Dollars at the exchange rate of NTD 32.59 per USD as of December 31, 2006
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	2006		2005

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	279	9,093	15,621
Depreciation & Amortization	1,619	52,761	34,493
Provision for Inventory Devaluation	6	205	613
Investment Loss under Equity Method	52	1,702	589
Disposal Gain on Long-term Investments	(1)	(25)	(121)
Changes in Working Capital & Others	149	4,849	(3,189)

Net Cash Provided by Operating Activities	2,104	68,585	48,006

Cash Flows from Investing Activities:
Acquisition of Property, Plant and Equipment	(2,677)	(87,235)	(80,652)
Proceeds from Disposal of Property, Plant and Equipment	9	280	21
Increase in Long-term Investments	(251)	(8,172)	(266)
Proceeds from Disposal of Long-term Investments	3	102	320
Increase in Restricted Cash in Banks	(0)	(11)	(3)
Increase in Deferred Assets and Intangible Assets	(76)	(2,463)	(2,779)
Cash Proceeds from QDI Acquisition	444	14,473	0
Decrease in Other Assets	(5)	(162)	904

Net Cash Used in Investing Activities	(2,553)	(83,189)	(82,456)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	(50)	(1,619)	(6,183)
Increase in Long-term Borrowings	1,103	35,942	39,995
Issuance of Common Stock for Cash	0	9	15,594
Cash Dividends	(54)	(1,749)	(5,935)
Others	(8)	(271)	(374)
Net Cash Provided by Financing Activities	991	32,312	43,097

Effect of Exchange Rate Change on Cash	(1)	(45)	(182)

Net Increase in Cash and Cash Equivalents	542	17,662	8,466

Cash and Cash Equivalents at Beginning of Period	806	26,263	17,798

Cash and Cash Equivalents at End of Period	1,348	43,926	26,263

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP (2) Amounts in New Taiwan Dollars were translated into US Dollars at the exchange rate of NTD 32.59 per USD as of December 31, 2006

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	December 31, 2006				December 31, 2005		YoY

ASSETS	USD	NTD		%	NTD	%	Change	%

Cash and Cash Equivalents	1,259	41,042		7.4	24,667	7.7	16,374	66.4
Available-for-sale Financial Assets - Current	57	1,842		0.3	1,587	0.5	255	16.1
Notes & Accounts Receivable	1,788	58,279		10.5	42,665	13.4	15,614	36.6
Inventories	1,140	37,168		6.7	16,508	5.2	20,660	125.1
Other Current Financial Assets	31	1,017		0.2	1,075	0.3	(58)	(5.4)
Other Current Assets	170	5,543		1.0	5,050	1.6	492	9.7

Total Current Assets	4,446	144,891		26.1	91,553	28.7	53,338	58.3

Long-term Investments	725	23,619		4.3	12,008	3.8	11,611	96.7

Fixed Assets	14,992	488,577		88.2	296,683	93.0	191,894	64.7
Less Accumulated Depreciation	(4,087)	(133,189)		(24.0)	(88,480)	(27.7)	(44,710)	50.5

Net Fixed Assets	10,905	355,388		64.1	208,203	65.3	147,185	70.7

Other Assets	928	30,229		5.5	7,137	2.2	23,092	323.5

Total Assets	17,003	554,127		100.0	318,901	100.0	235,226	73.8

LIABILITIES

Accounts Payable	2,209	72,007		13.0	47,229	14.8	24,777	52.5
Current Installments of Long-term Borrowings	1,160	37,792		6.8	8,185	2.6	29,607	361.7
Current Financial Liabilities	16	507		0.1	0	-	507	-
Other Current Liabilities	1,282	41,769		7.5	28,288	8.9	13,481	47.7

Total Current Liabilities	4,666	152,074		27.4	83,702	26.2	68,371	81.7

Long-term Borrowings	4,401	143,421		25.9	67,324	21.1	76,098	113.0
Bonds Payable	846	27,560		5.0	12,000	3.8	15,560	129.7
Other Long-term Liabilities	10	336		0.1	173	0.1	163	94.3

Total Liabilities	9,923	323,391		58.4	163,199	51.2	160,192	98.2

SHAREHOLDERS’ EQUITY

Common Stock	2,324	75,734		13.7	58,305	18.3	17,429	29.9
Capital Surplus	3,396	110,680		20.0	57,664	18.1	53,015	91.9
Retained Earnings	1,350	43,992		7.9	39,673	12.4	4,318	10.9
Cumulative Translation Adjustments	9	306		0.1	59	0.0	247	416.5
Unrealized Gain/Loss on Financial Products	1	28		0.0	0	-	28	-
Deferred Compensation Cost	(0)	( 4	) -	0.0	0	-	(4)	-

Total Shareholders’ Equity	7,080	230,736		41.6	155,702	48.8	75,033	48.2

Total Liabilities & Shareholders’ Equity	17,003	554,127		100.0	318,901	100.0	235,226	73.8

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP (2) Amounts in New Taiwan Dollars were translated into US Dollars at the exchange rate of NTD 32.59 per USD as of December 31, 2006

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2006 and 2005 and the Three Months Ended December 31 and September 30, 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison

	2006		% of	2005	YoY	4Q 2006		% of	3Q 2006	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	8,991	293,028	100.0	217,295	34.9	2,903	94,601	100.0	71,306	32.7
Cost of Goods Sold	8,152	265,677	90.7	189,751	40.0	2,691	87,701	92.7	66,326	32.2

Gross Profit	839	27,351	9.3	27,544	(0.7)	212	6,900	7.3	4,980	38.6

Operating Expenses
SG&A	290	9,466	3.2	6,690	41.5	98	3,182	3.4	2,402	32.5
R&D	145	4,718	1.6	4,861	(3.0)	36	1,160	1.2	1,103	5.1

	435	14,183	4.8	11,551	22.8	133	4,342	4.6	3,505	23.9

Operating Income	404	13,168	4.5	15,993	(17.7)	78	2,558	2.7	1,475	73.5

Net Non-Operating Income (Expenses)	(94)	(3,049)	(1.0)	107	-	(20)	(667)	(0.7)	(796)	(16.2)

Income before Income Tax	310	10,119	3.5	16,100	(37.2)	58	1,891	2.0	679	178.6

Income Tax Benefit (Expense)	(30)	(977)	(0.3)	(473)	106.3	(7)	(232)	(0.2)	(66)	251.7
Changes in Accounting Principles	(1)	(39)	(0.0)	0	-	0	0	0.0	0	-

Net Income	279	9,103	3.1	15,627	(41.7)	51	1,659	1.8	613	170.7

Retroactively adjusted:
Basic Earnings Per Share	0.04	1.41		2.77		0.01	0.26		0.10

Basic Earnings Per ADS(3)	0.43	14.08		27.71		0.08	2.57		1.01

Weighted Average Number
of Shares Outstanding (Million)		6,467		5,639			6,467		6,094

Note:

(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amounts in New Taiwan Dollars were translated into US Dollars at the exchange rate of NTD 32.59 per USD as of December 31, 2006
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	2006		2005

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	279	9,103	15,627
Depreciation & Amortization	1,520	49,549	32,259
Provision for Inventory Devaluation	79	2,572	577
Investment Loss (Gain) under Equity Method	30	974	(308)
Disposal Gain on Long-term Investments	0	0	(106)
Changes in Working Capital & Others	(36)	(1,171)	(3,479)

Net Cash Provided by Operating Activities	1,873	61,027	44,569

Cash Flows from Investing Activities:
Acquisition of Property, Plant and Equipment	(2,362)	(76,965)	(76,993)
Proceeds from Disposal of Property, Plant and Equipment	1	32	403
Increase in Long-term Investments	(351)	(11,423)	(417)
Proceeds from Disposal of Long-term Investments	0	0	297
Increase in Restricted Cash in Banks	(0)	(11)	(3)
Increase in Deferred Assets and Intangible Assets	(53)	(1,740)	(2,757)
Cash Proceeds from QDI Acquisition	436	14,218	0
Decrease in Other Assets	2	51	882

Net Cash Used in Investing Activities	(2,327)	(75,839)	(78,587)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	0	0	(5,800)
Increase in Long-term Borrowings	1,029	33,546	38,762
Issuance of Common Stock for Cash	0	9	15,594
Cash Dividends	(54)	(1,749)	(5,935)
Others	(12)	(400)	(509)

Net Cash Provided by Financing Activities	964	31,405	42,112
			0
Effect of Exchange Rate Change on Cash	(7)	(219)	45

Net Increase in Cash and Cash Equivalents	502	16,374	8,139

Cash and Cash Equivalents at Beginning of Period	757	24,667	16,529

Cash and Cash Equivalents at End of Period	1,259	41,042	24,667

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP (2) Amounts in New Taiwan Dollars were translated into US Dollars at the exchange rate of NTD 32.59 per USD as of December 31, 2006

Item 3

News Release

AU Optronics January 2007 Sales Total at NT$28.5 Billion

Issued by: AU Optronics Corp.
Issued on: February 8, 2007

Hsinchu, Taiwan, February 8, 2007 –

     AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated January 2007 monthly revenues of NT$28,458 million and unconsolidated revenues totaled NT$28,455 million, increasing 1.0% and 1.1% respectively from December 2006. On a year-over-year comparison, consolidated and unconsolidated revenues of January 2007 rose by 28.2% respectively.

     Shipments of large-sized panels(a) used in desktop monitor, notebook PC, LCD TV and general display applications, increased 9.2% sequentially, recorded as 5.50 million units, while shipments of small- and medium-sized panels posted a 4% M-o-M decline to 6.91 million units because of seasonal demand.

(a) Large-size refers to panels that are 10 inches and above in diagonal measurement while small- and medium-size refers to those below 10 inches

Sales Report: (Unit: NT$ million)

Net Sales(1)(2)	Consolidated(3)	Unconsolidated
January 2007	28,458	28,455
December 2006	28,190	28,150
M-o-M Growth	1.0%	1.1%
January 2006	22,200	22,200
Y-o-Y Growth	28.2%	28.2%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, AU Optronics (Shanghai) Corporation and Tech - Well (Shanghai) Display Co.

#           #           #

ABOUT AU OPTRONICS

2

AU Optronics Corp. (“AUO”) is one of the top three largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.7%* of global market share with revenues of NT$293.1billion (US$9.0bn)* in 2006. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5 - generation) fabrication facility production started mass production in the fourth quarter of 2006. The Company currently operates one 7.5 -generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5 -generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5” - 46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT-LCD Shipment Report dated November 2, 2006. (AUO market share = pre-merger AUO market share + QDI market share) This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2006 year end revenue converted by an exchange rate of NTD32.59:USD1.

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730     Email:yawen.hsiao@auo.com